CHIC BY H.I.S, INC.
                                  1372 BROADWAY
                            NEW YORK, NEW YORK 10018

                         ------------------------------

                   AMENDMENT NO.1, DATED FEBRUARY 25, 1998, TO
                              INFORMATION STATEMENT
                            PURSUANT TO SECTION 14(F)
                           OF THE SECURITIES EXCHANGE
                           ACT OF 1934 AND RULE 14F-1
                                   THEREUNDER
                         ------------------------------


                                  INTRODUCTION

                  This Information Statement (the "Information Statement") is being mailed on or about February 25, 1998, to the holders of record of shares of common stock, par value $0.01 per share (the "Common Stock"), of Chic by H.I.S, Inc., a Delaware corporation (the "Company"), in connection with the appointment of certain persons to the Board of Directors (the "Board") of the Company other than at a meeting of the stockholders of the Company. No action is required by the stockholders of the Company in connection with the election of such persons. Nevertheless, you are urged to read this Information Statement carefully.

                  This Information Statement is being distributed pursuant to the requirement of Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, and rule 14f-1 thereunder.


                      INFORMATION RELATING TO THE COMPANY'S
                                VOTING SECURITIES

                  As of the date hereof, the Company has outstanding 9,787,868 shares of Common Stock. Each outstanding share of Common Stock entitles the record holder thereof to one vote on all matters which are to be presented to the stockholders for their consideration. The Common Stock is the only issued and outstanding voting security of the Company.


                          BACKGROUND OF TRANSACTION AND
                                CHANGE IN CONTROL

                  On January 13, 1998 the Company received a letter dated January 12, 1998 from Herbert A. Denton of Providence Capital, Inc., notifying the Company of his intention to nominate 10 individuals for election to the Board at the 1998 Annual Meeting of Stockholders. In order to avoid a costly and time-consuming election contest and to further the interests of the Company's stockholders, the Company reached an agreement with Mr. Denton to reconstitute the Board to broaden representation on the Board. Thereafter, at a special meeting of the Board held on February 20, 1998, the Board authorized a reduction of its size from ten to nine members and the Board accepted the resignation of seven of its members. The members resigning were Milan Danek, Hirsh Jacobson, Roland L. Kimberlin, Robert F. Luehrs, Jesse S. Siegel, Rica Spector and Edward J. Walsh, Jr. (the "Resigning Directors"). The continuing Directors are Burton M. Rosenberg, Richard K. Howe and Harvey Silverman (the "Continuing Directors"). The Board then elected Arnold M. Amster, Herbert A. Denton, Daniel Rubin and Kenneth Zimmerman (the "New Directors") to fill the vacancies so created. The newly reconstituted Board will become effective on the 10th day after the filing and mailing of this Information Statement (the "Effective Date"), and the two remaining vacancies on the Board will be filled by the unanimous consent of the Directors.


                      PRINCIPAL STOCKHOLDERS OF THE COMPANY

                  The following table sets forth information regarding each person known by the Company to own beneficially (as such term is defined in Rule 13d-3 under the Exchange Act) more than 5% of the outstanding Common Stock as of the date hereof. In accordance with the rules promulgated by the Securities and Exchange Commission, such ownership includes shares currently owned as well as shares which the named person has the right to acquire within 60 days, including, but not limited to, shares which the named person has the right to acquire through the exercise of any option, warrant or right, or through the conversion of a security.

                                  Number of Shares of Common
     Name and Address                       Stock                  Percentage of
   of Beneficial Owner                Beneficially Owned            Common Stock
   -------------------                ------------------            ------------
Burton M. Rosenberg (1)                    400,760                       4.1%
  c/o Chic by H.I.S, Inc.
  1372 Broadway
  New York, NY  10018

Jesse S. Siegel (2)                      1,150,043                      11.7
  2504 Laguna Terrace
  Ft. Lauderdale, FL  33316

Pioneering Management                      879,000                       9.0
  Corporation (3)
  60 State Street
  Boston, MA  02109

Dimensional Fund Advisors Inc.(4)          539,300                       5.5
  1299 Ocean Avenue
  Santa Monica, CA 90401

                                  Number of Shares of Common
     Name and Address                       Stock                  Percentage of
   of Beneficial Owner                Beneficially Owned            Common Stock
   -------------------                ------------------            ------------
Franklin Resources, Inc.(5)(6)             970,100                       9.9
  777 Mariners Island Blvd.
  San Mateo, CA 94404

Arnold M. Amster (6)(7)                    714,200                       7.3
  767 Fifth Avenue
  New York, NY  10153

J. Ezra Merkin (6)(8)                      880,100                       8.9
  919 Third Avenue
  New York, NY  10022

T. Rowe Price Associates, Inc. (4)         600,000                       6.1
  100 E Pratt Street
  Baltimore, MD  21202

-------

(1)      See footnotes (a) and (j) to the table below.
(2) Includes 10,000 shares of Common Stock Mr. Siegel has the right to acquire pursuant to outstanding stock options. At the request of Mr. Siegel, the Company has filed a Registration Statement on Form S-3 under the Securities Act of 1933 with respect to all of the shares owned by Mr. Siegel.
(3) Based solely on information obtained from a report on Schedule 13G received by the Company.
(4) Based solely on information obtained from a report on Schedule 13G filed with the Securities and Exchange Commission.
(5) Includes securities beneficially owned by one or more open or closed-end investment companies or other managed accounts which are advised by direct or indirect subsidiaries of Franklin Resources, Inc., of which Charles B. Johnson, Rupert H. Johnson, Jr. and Franklin Advisory Services, Inc. may be deemed to be beneficial owners.
(6) Based solely on information obtained from a report on Schedule 13D filed with the Securities and Exchange Commission.
(7) Includes 29,000 shares held by Mr. Amster's spouse and 47,500 shares held by Mr. Amster's spouse, as custodian for their daughter. Also includes 25,000 shares held by the Amster Foundation, a private family foundation, controlled by Mr. Amster. Also includes 100,000 shares held by Amster & Co., an investment limited partnership. Mr. Amster is the Senior Managing Partner of Amster & Co. Also includes 429,400 shares held by Flex Holding Corp., a private investment company. Mr. Amster is the Chairman of the Board of Flex Holding Corp. Mr. Amster disclaims beneficial ownership to the foregoing shares.
(8) Includes 355,578 shares of Common Stock owned by Gabriel Capital, L.P. and 524,522 shares of Common Stock owned by Ariel Fund Limited, of which J. Ezra Merkin and Ariel Management Corp., the Investment Advisor of Ariel Fund Limited, may be deemed to be the beneficial owner.


                  To the knowledge of the Company, except as set forth above, no person beneficially owns more than 5% of the Common Stock.

                  The following table sets forth beneficial and record ownership of the Company's Common Stock as of the date hereof with respect to (i) each Resigning

Director, Continuing Director and New Director of the Company, (ii) each executive officer named in the Summary Compensation Table under "Executive Compensation"; (iii) all Continuing Directors, Resigning Directors and executive officers as a group; and (iv) all New Directors and executive officers as a group.

                           Number of Shares of
                                 Common
      Name of              Stock Beneficially-        Percentage of Common Stock
  Beneficial Owner               Owned                    Beneficially-Owned
  ----------------         -------------------            ------------------

Burton M. Rosenberg            400,760(a)(j)                    4.1%

Milan Danek                     75,306(b)                       (c)

Richard K. Howe                 15,000(d)                       (c)

Roland L. Kimberlin            397,760(e)(j)                    4.1

Robert F. Luehrs               387,260(e)(j)                    3.9

Harvey Silverman                10,600(d)                       (c)

Stephen Weiner                  61,877(f)                       (c)

Herbert A. Denton               85,000(g)                       (c)

Kenneth Zimmerman              238,600(h)                       2.4

Daniel Rubin                    74,100(i)                       (c)

Arnold M. Amster               714,200(k)(l)                    7.3

All Continuing Directors     1,833,086                         18.3
and Resigning Directors
and executive as a group
(13 persons)

All New Directors and
executive officers as a
group (11 persons)           1,737,343                         17.5

---------

(a) Includes 30,000 shares of Common Stock that Mr. Rosenberg has the right to acquire pursuant to outstanding stock options. Also includes 4,000 shares of Common Stock that Mr. Rosenberg's spouse has the right to acquire pursuant to outstanding stock options, as to which shares Mr. Rosenberg disclaims beneficial ownership.

(b) Includes 30,000 shares of Common Stock that Mr. Danek has the right to acquire pursuant to outstanding stock options.

(c) Represents less than one percent of the issued and outstanding shares of Common Stock.

(d) Includes 10,000 shares of Common Stock that Messrs. Howe and Silverman has the right to acquire pursuant to outstanding stock options.

(e) For each of Mr. Kimberlin and Mr. Luehrs, includes 30,000 shares of Common Stock that each has the right to acquire pursuant to outstanding stock options. With respect to Mr. Kimberlin, also includes 4,000 shares of Common Stock that his spouse has the right to acquire pursuant to outstanding stock options, as to which shares Mr. Kimberlin disclaims beneficial ownership.

(f) Includes 18,000 shares of Common Stock that Mr. Weiner has the right to acquire pursuant to outstanding stock options and 1,930 shares of Common Stock held by Mr. Weiner's spouse. Excludes 1,250 shares of Common Stock held by Mr. Weiner as custodian for his son under the Uniform Gifts to Minors Act, as to which shares Mr. Weiner disclaims beneficial ownership.

(g) Includes 1,000 shares owned by Providence Capital, Inc. over which Mr. Denton exercises sole voting and investment powers and 80,000 shares owned by Providence Investors, LLC over which Mr. Denton has shared voting and investment power.

(h) Based solely on information obtained from Mr. Zimmerman; includes an aggregate of 5,300 shares held by Zachary Zimmerman, Ryan Zimmerman, Matthew Zimmerman and Nicole Zimmerman, which shares may be deemed beneficially owned by Mr. Zimmerman.

(i) Includes 25,000 shares owned by Mr. Rubin's father over which Mr. Rubin has shared voting power.

(j) Includes 356,760 shares of Common Stock owned by Kenbarb Corp., a Delaware corporation, which shares are deemed to be beneficially owned by Messrs. Rosenberg, Kimberlin and Luehrs by virtue of their respective control of 30.1% of the voting power in Kenbarb Corp.

(k)      See footnote (5) in the table above.

(l) Includes 29,000 shares held by Mr. Amster's spouse and 47,500 shares held by Mr. Amster's spouse, as custodian for their daughter. Also includes 25,000 shares held by the Amster Foundation, a private family foundation, controlled by Mr. Amster. Also includes 100,000 shares held by Amster & Co., an investment limited partnership. Mr. Amster is the Senior Managing Partner of Amster & Co. Also includes 429,400 shares held by Flex Holding Corp., a private investment company. Mr. Amster is the Chairman of the Board of Flex Holding Corp. Mr. Amster disclaims beneficial ownership to the foregoing shares.


                                    DIRECTORS


                  Directors generally are elected by the affirmative vote of a plurality in voting power present in person or represented by proxy and entitled to vote, and hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified or until their earlier death, resignation, removal or disqualification. The two remaining vacancies will be filled by the unanimous consent of the Directors.

                  The following table sets forth certain information with respect to the Continuing Directors and the New Directors. On the Effective Date, the Board will consist of seven members.


                                                                    DIRECTOR
        NAME                   AGE            POSITION               SINCE
        ----                   ---            --------              --------
Burton M. Rosenberg..........  66      Chief Executive Officer;      1988
                                       Chairman of the Board;
                                       Director

Richard K. Howe..............  54      Director                      1993

Harvey Silverman.............  63      Director                      1993

Arnold M. Amster.............  57      Director                      (*)

Herbert A. Denton............  50      Director                      (*)

Kenneth Zimmerman............  48      Director                      (*)

Daniel Rubin.................  49      Director                      (*)


                                -----------------

*/  The person becomes a Director as of the Effective Date.


                  Set forth below is a summary of the business experience of each person listed in the table above.

                  Burton M. Rosenberg is the Chief Executive Officer of the Company and has been a director of the Company since December 1988. Mr. Rosenberg served as the

Company's Chief Financial Officer from 1969 to 1986 and then as President and Chief Executive Officer. Mr. Rosenberg has worked over 28 years at the Company. He holds a B.A. and an M.A. from Brooklyn College, an M.B.A. from Columbia University, and a Ph.D. in Economics from New York University.

                  Richard K. Howe has been a director of the Company since May 1993. Since June 1992, Mr. Howe has been a director of Back Bay Restaurant Group Inc., which is a publicly held company. Prior to June 1992, Mr. Howe was an executive vice president and a director of Tucker Anthony Incorporated and an officer or director, or both, of its parent companies and affiliates and thereafter, until March 1996, served as a consultant to those companies. In addition, from 1980 to 1987, Mr. Howe was a general partner (1980-82), an executive vice president and a director of Prescott, Ball & Turben, a Cleveland-based investment banking firm, and previously was a partner of Squire, Sanders & Dempsey, a Cleveland-based law firm.

                  Harvey Silverman became a director of the Company in 1993. Since 1986, Mr. Silverman has been the Chief Financial Officer and Treasurer of Objects of Art Ltd., a manufacturer of ladies' sportswear, and Meltzer Industries Corporation, a manufacturer of children's apparel. Since 1988, Mr. Silverman has been the President of Judyanna Ltd., a sweater manufacturer. In addition, since 1991 Mr. Silverman has been the Chairman of the Board of Quicksilver Development Corp., a computer software developer. Mr. Silverman has been a certified public accountant since 1962.

                  Arnold M. Amster has been the Senior Managing Partner of Amster & Co. and the Chairman of the Board of Flex Holding Corporation, both private investment companies, and a director of BEM International, a money management firm since prior to 1990.

                  Herbert A. Denton has been the President of Providence Capital, Inc., a private investment firm and registered broker dealer since 1991. He is also a director of Mesa Air Group Inc., the largest independently-owned airline in the world.

                  Daniel Rubin has been a Managing Partner of LDR Equities, which engages in the management of real estate, textile and clothing businesses since 1996. He has also been the principal stockholder of Trimtex Company, a textile manufacturer as well as Gorden & Ferguson, a manufacturer of men's and children outerwear since 1997.

                  Kenneth Zimmerman was the founder and has been the Chief Executive Officer, the President and the sole stockholder of Kenar Enterprises, Ltd., a privately held women's apparel manufacturer and retailer for the past twenty-one years.


                               EXECUTIVE OFFICERS

                  The following table sets forth certain information regarding the executive officers of the Company:

Name                             Office or Positions Held
----                             ------------------------

Burton M. Rosenberg............  Chairman of the Board; Chief Executive Officer

Milan Danek....................  Managing Director, European Operations

Christine Hadjigeorge..........  Treasurer; Chief Financial Officer

Stuart Jaeger..................  Controller; Secretary

Roland L. Kimberlin............  President - Manufacturing Operations

Robert F. Luehrs...............  President

Stephen Weiner.................  Executive Vice President, National Sales
                                 Manager


                  For biographical information on Mr. Rosenberg, see
"Directors."

                  Milan Danek is the Managing Director, European Operations of the Company and was a director of the Company from 1993 until the Effective Date. Mr. Danek has worked over 24 years at the Company (during which time he has served as Managing Director of the Company's German subsidiary) and has approximately 31 years of industry experience. His previous industry experience includes three years at Levi Strauss in Germany, where he was the Marketing Director at the time of his departure, and seven years with the exclusive distributor of Levi Strauss for southern Germany and Austria.

                  Roland L. Kimberlin has served as an executive officer of the Company for more than nine years, most recently as Vice President and President
- Manufacturing Operations. Mr. Kimberlin was a director of the Company from 1993 until the Effective Date. Prior to joining the Company in 1966, Mr. Kimberlin was employed by Ashland Oil and Refining Company, where he held a number of positions, including regional bulk plant manager.

                  Robert F. Luehrs has been an executive officer of the Company for over 23 years, and has most recently served as Vice President and President of the Company. Mr. Luehrs was a director of the Company from 1993 until the Effective Date. Mr. Luehrs has been employed by the Company for over 38 years and, prior to assuming his current responsibilities, served in various capacities, including sales representative and regional sales manager. Mr. Luehrs has had approximately 41 years experience in the apparel industry.

                  Christine Hadjigeorge, age 35, has been the Chief Financial Officer and Treasurer of the Company since February 1997. Prior to joining the Company, Ms. Hadjigeorge was a partner at BDO Seidman, LLP, a public accounting firm, where she worked for over twelve years. Ms. Hadjigeorge is a graduate of the College of William & Mary and a certified public accountant in the state of New York.

                  Stuart Jaeger, age 62, has been the Controller of the Company since 1975 and its Secretary since 1988. Mr. Jaeger has worked over 21 years with the Company. Prior to joining the Company, Mr. Jaeger worked for 18 years as an accountant with Brout & Company.

                  Stephen Weiner, age 47, has been the Executive Vice President, National Sales Manager of the Company since 1986. Prior responsibilities with the Company included serving as a sales trainee, a salesman for the Northern New England States, the Major New York Accounts Manager and the Sales Manager of Chains and National Accounts. Mr. Weiner has been employed by the Company for over 24 years.

                  Officers are chosen by the Board of Directors annually or at such other time or times as the Board determines.


                             EXECUTIVE COMPENSATION

                  The following table sets forth the compensation awarded to, earned by or paid to the Chief Executive Officer and the four other most highly compensated executive officers during the fiscal years ended November 1, 1997, November 2, 1996 and November 4, 1995 for services rendered in all capacities to the Company and its subsidiaries.


                                            SUMMARY COMPENSATION TABLE (1)



                                                                                                     LONG-TERM
                                                                                                    COMPENSATION
                                                                                                     NUMBER OF
                                                                           ANNUAL COMPENSATION       SECURITIES
                                                                           -------------------       UNDERLYING
                                                       FISCAL YEAR         SALARY        BONUS        OPTIONS
NAME AND PRINCIPAL POSITION                               ENDED             ($)           ($)        GRANTED (#)
---------------------------                              -------           ------        -----       -----------
Burton M. Rosenberg..............................        11/1/97          416,467        40,000             0
    Chairman of the Board and Chief                      11/2/96          416,467        25,000             0
    Executive Officer                                    11/4/95          403,846             0        10,000


Robert F. Luehrs.................................        11/1/97          320,006        40,000             0
    President                                            11/2/96          328,512        25,000             0
                                                         11/4/95          342,324             0        10,000


Roland L. Kimberlin..............................        11/1/97          360,965        40,000             0
    President-Manufacturing Operations                   11/2/96          360,965        25,000             0
                                                         11/4/95          362,833             0        10,000


Milan Danek......................................        11/1/97          418,007        40,000             0
    Managing Director, European Operations               11/2/96          428,112        25,000             0
                                                         11/4/95          397,906             0        10,000


                                                                              10



                                                                                                     LONG-TERM
                                                                                                    COMPENSATION
                                                                                                     NUMBER OF
                                                                           ANNUAL COMPENSATION       SECURITIES
                                                                           -------------------       UNDERLYING
                                                       FISCAL YEAR         SALARY        BONUS        OPTIONS
NAME AND PRINCIPAL POSITION                               ENDED             ($)           ($)        GRANTED (#)
---------------------------                              -------           ------        -----       -----------

Stephen Weiner...................................        11/1/97          312,048        35,973             0
    Executive Vice President, National Sales             11/2/96          293,336        22,500             0
    Manager                                              11/4/95          287,093             0             0


--------------------
(1)      The column designated "Other Annual Compensation" by the Securities and Exchange Commission (the "SEC") for
         the reporting of perquisites and other personal benefits has been eliminated because the amounts paid to each executive officer do not exceed the disclosure threshold established by the SEC pursuant to applicable rules, and no other compensation required to be reported under that column was awarded to, earned by or paid to any of the named executive officers during the period covered by the table.  In addition, the columns designated by the SEC for the reporting of certain long-term compensation, including awards of restricted stock and long-term incentive plan payouts, have been eliminated as no such awards have been granted to date, nor have any such payouts been made during the period covered by the table, and the column designated "All Other Compensation" has been omitted as no compensation required to be reported under such column was received.


OPTION EXERCISES/VALUE OF UNEXERCISED OPTIONS

                  The following table sets forth certain information concerning unexercised options to purchase Common Stock of the Company held at the end of fiscal year 1997 by the named executive officers. None of the named executive officers exercised any options during fiscal year 1997. No named executive officer has been awarded stock appreciation rights.


                                                AGGREGATED OPTION EXERCISES IN LAST
                                           FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES


                            SHARES          VALUE             NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                           ACQUIRED        REALIZED          UNDERLYING UNEXERCISED            IN-THE-MONEY STOCK
NAME                    ON EXERCISE (#)      ($)          STOCK OPTIONS AT FY-END (#)       OPTIONS AT FY-END ($)(1)
----                    ---------------      ---          ---------------------------       ------------------------
                                                          EXERCISABLE   UNEXERCISABLE     EXERCISABLE   UNEXERCISABLE
                                                          -----------   -------------     -----------   -------------
Burton M. Rosenberg....        0             $0             30,000            0             $54,390          $0

Milan Danek............        0              0             30,000            0              54,390           0

Roland L. Kimberlin....        0              0             30,000            0              54,390           0

Robert F. Luehrs.......        0              0             30,000            0              54,390           0

Stephen Weiner.........        0              0             18,000            0              32,634           0

--------------------

(1)      Based upon the closing sale price of the Common Stock on October 31, 1997 ($7.688) on the New York Stock
         Exchange minus the option exercise price ($5.875).


PENSION PLAN

                  The following table sets forth the approximate annual benefits payable upon retirement at age 65 (and upon at least five years of service) under the Pension Plan for Eligible Employees of Henry I. Siegel Co. (the "Pension Plan") as a life annuity, based on the average annual salaries and years of service indicated.



                                    PENSION PLAN TABLE

                                                        YEARS OF SERVICE
                                                        ----------------
AVERAGE ANNUAL COMPENSATION             15          20           25          30          35
---------------------------             --          --           --          --          --
$10,000............................. $1,407       $1,67        $1,77       $1,86       $1,95
                                                      8            0           4           6
 50,000.............................  1,647       1,917        2,010       2,103       2,196
100,000.............................  1,647       1,917        2,010       2,103       2,196
200,000.............................  1,647       1,917        2,010       2,103       2,196
300,000.............................  1,647       1,917        2,010       2,103       2,196




                  Compensation used to determine benefits generally includes a participant's total earned income, wages, salaries and other amounts received for services rendered to the Company or an affiliate, excluding certain specified items such as Company contributions to a deferred compensation plan and amounts realized in connection with stock options or restricted stock. Annual compensation taken into account under the Pension Plan is limited to $14,000. Benefits are computed on a single life annuity basis and are not subject to any offset for social security. With respect to the following individuals named in the Summary Compensation Table, the annual current covered compensation under the plan is $14,000, which is substantially less than the amount set forth under "Salary" in the Summary Compensation Table, and the estimated current credited years of service are as follows:

     Mr. Rosenberg.................................................27 years
     Mr. Danek.....................................................23 years
     Mr. Kimberlin.................................................30 years
     Mr. Luehrs....................................................37 years
     Mr. Weiner....................................................22 years


CERTAIN DEATH BENEFITS

                  Upon recommendation of the Compensation Committee, in the first quarter of fiscal 1994 the Board of Directors authorized the Company to pay $5 million to the estate of Burton Rosenberg, $2 million to the estate of Robert Luehrs, $2 million to the estate of Roland Kimberlin, $2 million to the estate of Stephen Weiner and $1 million to the estate of Milan Danek upon the death of Mr. Rosenberg, Mr. Luehrs, Mr. Kimberlin, Mr. Weiner or Mr. Danek, respec tively, if (i) such executive is an employee of the Company at the time of his death or (ii) retires in good standing from the Company no earlier than the date on which such executive reaches the age of 65 and (iii) if the Company at the time of the death of such executive is the owner and beneficiary of insurance on his life in the principal amount to be paid. In March, 1997, the death benefit payable to the estate of Milan Danek was increased to $2 million. The Company is authorized, but not required, to maintain life insurance policies on the lives of these executives naming the Company as beneficiary to support this obligation, substantially all of which policies the Company currently has in effect and the proceeds of which policies the Company would intend to pay to the appropriate executive's estate upon his death.

EMPLOYMENT AGREEMENT

                  The Company entered into employment agreements with each of Burton M. Rosenberg, Roland L. Kimberlin, Robert F. Luehrs and Stephen Weiner (collectively, the "Executive Employment Agreements") effective as of March 15, 1996, as amended on March 17, 1997 and February 20, 1998. Each Executive Employment Agreement has an initial term of five years and provides that upon the expiration of the initial term, the initial term will be extended automatically for successive one-year periods unless either party gives at least 90 days' written notice of his or its intent not to allow such extension to become effective. The Executive Employment Agreements provide for annual salaries to Messrs. Rosenberg, Kimberlin, Luehrs and Weiner of $393,750, $341,276, $341,250 and $288,750, respectively, which may be increased on each February 1 during the term of their Executive Employment Agreements, at the discretion of the Board of Directors of the Company. Each Executive Employment Agreement permits the Company to terminate the employee's employment for cause (as defined therein) or if the employee becomes permanently and seriously disabled. If, after a Change in Control, the employees terminate their Executive Employment Agreements for Good Reason (as defined therein), or if they are terminated without cause, they are entitled to receive the greater of (a) the amounts due under their Executive Employment Agreements for the remainder of their terms of employment or (b) one month of salary for every year of employment with the Company, limited to twelve months of salary, at the rate in effect on the day that employment is terminated. In the event that during the term of the Executive Employment Agreements any of these employees (with the exception of Stephen Weiner) becomes permanently disabled, either physically or mentally, resulting in an absence from the office for periods aggregating 120 business days during any 12 month period, the Company shall pay such employee a monthly benefit (the "Disability Benefit") following the employee's termination of employment on account of such disability. The Disability Benefit payable shall be 100% of such employee's monthly salary for the first 24 months of the employee's disability and 50% of such employee's monthly salary thereafter for the remainder of the employee's lifetime. The Disability Benefit shall be reduced (but not below zero), however, by an amount equal to the sum of (a) any other disability payments received by the employee from the Company, its subsidiary, Henry I. Siegel Company, or any insurance policy of these entities,
(b) two thirds of any earned income received by the employee for full-time executive employment with any entity commencing after the payment of a Disability Benefit begins, and (c) any amount for which the employee is eligible because of his disability under Federal

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                                                                              14

social security laws or, prior to age 65, under any Company or Harry I. Siegel Company sponsored retirement plan. Each Executive Employment Agreement also contains a covenant not to compete, whereby the employee agrees that during the term of the agreement, and for up to one year following the employee's termination of employment, the employee will not, under certain circumstances, among other things, engage in a business that is materially competitive with any material business operated by the Company on the effective date of the agreement.

MANAGEMENT AGREEMENT

                  The Company's German subsidiary has entered into a management agreement with Milan Danek effective as of January 13, 1997, as amended on March 10, 1997 (the "Management Agreement"). The Management Agreement, which is subject to the laws of the Federal Republic of Germany, has an initial term of five years and provides that upon the expiration of the initial term, the initial term will be extended automatically for successive one-year periods unless either party gives at least six months' written notice of his or its intent not to allow such extension to become effective. The Management Agreement provides for an annual salary to Mr. Danek in the amount of DM 606,000 ($351,480 based on the exchange rate for the deutsche mark on November 1, 1997), which may be increased from time to time at the discretion of Supervisory Board of the Company's German subsidiary (the "Supervisory Board"). Mr. Danek is also entitled to a Disability Benefit under the same circumstances and on the same terms as those of Messrs. Rosenberg, Kimberlin, and Luehrs. In addition, Mr. Danek may receive an additional bonus at the sole discretion of the Supervisory Board. The Management Agreement also contains a covenant not to compete, whereby Mr. Danek agrees that during the term of the Management Agreement, and for up to one year following the expiration of the term, he will not compete with the Company.

COMPENSATION OF DIRECTORS

                  Directors who are not officers of the Company receive an annual fee of $12,000 for serving on the Board of Directors. No annual fee is paid to any officer serving on the Board of Directors. In addition, all directors (including officers serving as directors) receive a fee of $500 for each meeting of the Board of Directors or committee meeting attended.

                  The Company is a party to an Amended and Restated Consulting Agreement, dated September 23, 1988, with Mr. Jesse S. Siegel (the "Consulting Agreement"). Mr. Siegel was a director of the Company from February 1993 to February 1998 and is a former chief executive officer of a predecessor to the Company. Under the Consulting Agreement, Mr. Siegel agrees to render consulting services to the Company in the area of manufacturing, marketing and selling women's apparel as the Company may from time to time request. The Consulting Agreement has an initial term of ten years and may be extended, at the option of Mr. Siegel, for up to four additional five-year terms. Mr. Siegel receives an annual fee of $500,000 pursuant to the Consulting Agreement. The Consulting Agreement contains a

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                                                                              15

covenant not to compete, whereby Mr. Siegel agrees that during the term of the Consulting Agreement and for one year thereafter he will not, under certain circumstances, among other things, engage in a business that is materially competitive with any material business operated by the Company on the date of the Consulting Agreement.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

KENBARB CORP.

                  Kenbarb Corp. currently owns approximately 3.7% of the issued and outstanding Common Stock of the Company. All of Kenbarb's outstanding capital stock is beneficially owned by four officers of the Company: each of Mr. Burton M. Rosenberg, Mr. Robert F. Luehrs and Mr. Roland L. Kimberlin beneficially owns 30.1% of the issued and outstanding capital stock of Kenbarb, and Mr. Harvey Schulman beneficially owns 9.7% of the issued and outstanding stock of Kenbarb.

TUCKER ANTHONY INCORPORATED

                  Prior to March 1996, Mr. Richard K. Howe, a director of the Company, was a consultant to Tucker Anthony Incorporated ("Tucker Anthony"), an investment banking firm, and prior to June 1992 was an executive vice president and a director of Tucker Anthony. In February 1996, Tucker Anthony acted as financial advisor for the Company in connection with the Company's negotiation of certain waivers of defaults and amendments to the agreements with the holders of its senior notes and its bank lenders. In 1997, Tucker Anthony acted as financial advisor for the Company in connection with the adoption of a shareholder rights plan by the Company and in connection with an initial public offering of a minority interest in the Company's German subsidiary. Tucker Anthony is acting as financial advisor for the Company in connection with matters relating to the 1998 Annual Meeting for the Stockholders and the solicitation of proxies from shareholders.


                                                     BY ORDER OF THE BOARD

                                                     /s/ Burton M. Rosenberg
                                                     ---------------------------
                                                     Burton M. Rosenberg
                                                     Chief Executive Officer

Date:  February 25, 1998